UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Rule 14f-1/A

Report of Change in Majority of Directors

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act
of 1934 and Rule 14f-1 thereunder

BUZZ MEDIA LTD.
(Name of Registrant as Specified In Its Charter)

Commission File Number: 333-144910

BUZZ MEDIA LTD.
11 Thornhill Drive, Suite 216
Dartmouth, Nova Scotia, Canada, B3B 1R9
1-866-483-1340

Incorporated in the	Employer Identification
State of Nevada	No. 26-3002371

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION BY THE SHAREHOLDERS OF
BUZZ MEDIA, LTD. IS REQUIRED IN RESPONSE TO THIS
INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

GENERAL

This Information Statement is being mailed on or about July 3, 2008 to the holders of shares of common stock, par value $0.0001 (the “Common Stock”) of Buzz Media Ltd. (the “Company”). You are receiving this Information Statement in connection with the proposed appointment of new members to a majority of seats on the Company’s Board of Directors (the “Board”). As of the date of this Information Statement, there are 2,000,010 shares of Common Stock issued and outstanding. The Company’s outstanding Common Stock is entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors.

On July 2, 2008, Ms. Tiffany Walsh entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Mr. Jianguo Wang whereby Mr. Wang will acquire in aggregate 1,250,010 shares of Common Stock of the Company from Ms. Walsh at CDN$0.24 per share for a total purchase price of CDN$300,000, which is to be paid on or before August 15, 2008.

The Stock Purchase Agreement is set to close on or before July 14, 2008 (the “Closing Date”). On the Closing Date, Mr. Jianguo Wang will directly own 1,250,010 shares of Common Stock of the Company which constitutes approximately 62.50% of the issued and outstanding capital stock of the Company. In addition, Mr. Wang will be appointed a director, the President, CEO, CFO, Secretary and Treasurer of the Company on or prior to July 14, 2008.

This Information Statement is being furnished to provide you with certain information concerning the anticipated change in the majority of the members of the Company’s Board.

In accordance with the Stock Purchase Agreement, Ms. Tiffany Walsh is to resign as a director, the President, CEO, CFO, Secretary and Treasurer of the Company and Mr. Jianguo Wang is to be appointed as a director, the President, CEO, CFO, Secretary and Treasurer of the Company no sooner than 10 days after this Information Statement has been filed with the Securities and Exchange Commission and transmitted to all holders of record of securities of the Company who would be entitled to vote at a meeting for election of directors.

In accordance with the Share Purchase Agreement, the current Board of the Company will be appointing Mr. Jianguo Wang as a director, the President, CEO, CFO, Secretary and Treasurer of the Company.

Please read this Information Statement carefully. It contains biographical and other information concerning the executive officers and directors. All of the Company’s filings, and exhibits thereto, may be inspected without charge at the public reference section of the SEC at Room 1580, 100F Street N.E., Washington, D.C. 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Company’s filings may be obtained from the SEC’s website at http://www.sec.gov.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of July 1, 2008, regarding beneficial ownership of Common Stock by (i) each person known by the Company (based on publicly available filings with the SEC) to be the beneficial owner of more than 5% of the outstanding shares of its Common Stock, (ii) each current director, nominee and executive officer of the Company and (iii) all current officers and directors as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the persons listed or contained in filings made by them with the SEC. Except as otherwise indicated below, the shareholders listed possess sole voting and investment power with respect to their shares.

As of the date of this Information Statement, there are 2,000,010 shares of Common Stock issued and outstanding.

Name and Address of Beneficial Owner	Position	Amount and Nature of Beneficial Ownership	Percent of Common Stock
Tiffany Walsh c/o 11 Thornhill Drive Suite 216 Dartmouth, Nova Scotia Canada, B3B 1R9	President, CEO, CFO, Secretary, Treasurer and Director	1,250,010	62.50%
All current officers and directors as a group		1,250,010	62.50%

Notes:
(*)
Beneficial ownership of Common Stock has been determined for this purpose in accordance with Rule 13d-3 under the Exchange Act, under which a person is deemed to be the beneficial owner of securities if such person has or shares voting power or investment power with respect to such securities, has the right to acquire beneficial ownership within 60 days.

DIRECTORS AND EXECUTIVE OFFICERS

The following sets forth information regarding the Company’s proposed executive officers and directors.

Name of Nominee	Age	Principal Occupation During the Last 5 Years
Jianguo Wang President, CEO, CFO, Secretary, Treasurer and Director	48
From 2005 to date, Mr. Wang has been the President of Shanghai Jian Zheng Group, which is based in China and is in the business of cement additives. Prior to this, Mr. Wang worked for W.R. Grace China Ltd., which is based in China and is in the business of cement additives. From 2003 to 2005, Mr. Wang was a Sales Manager for East China for W.R. Grace China Ltd. and from 1995 to 2002, Mr. Wang was the Senior Technical Service Engineer for W.R. Grace China Ltd. In 1982, Mr. Wang obtained his Bachelors of Science Degree from the Material Science and Engineering Department of Shanghai Tong Ji University located in Shanghai, China. Mr. Wang is not an officer or director of any reporting issuer.

LEGAL PROCEEDINGS

As of the date of this Statement no current or proposed director or executive officer of the Company is or has been involved in any existing or pending legal proceeding concerning: (i) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (ii) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses) within the past five years; (iii) being subject to any order, judgment or decree permanently or temporarily enjoining, barring, suspending or otherwise limiting involvement in any type of business, securities or banking activity; or (iv) being found by a court, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law (and the judgment has not been reversed, suspended or vacated).

EXECUTIVE COMPENSATION

The following table sets out the compensation received by the officers of the Company from date of inception, October 26, 2006, to the last fiscal year ended May 31, 2008. The Company did not have any other highly compensated executive officers with annual salary and bonus in excess of $100,000 per year.

Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options Granted	Restricted Shares or Restricted Share Units
Tiffany Walsh President, CEO, CFO, Secretary, Treasurer and Director	2008 2007*	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

Notes:
(*)	From inception, October 26, 2006, to year ended May 31, 2007.

No long term incentive plan awards were made to any executive officer during the fiscal year ended May 31, 2008.

Option/SAR Grants in Last Fiscal Year

No individual grants of stock options, whether or not in tandem with stock appreciation rights (“SARs”) and freestanding SARs have been made to any executive officer or any director since our inception, accordingly, no stock options have been exercised by any of the officers or directors in fiscal 2008.

There were no formal arrangements under which directors were compensated by the Company during the most recently completed fiscal year for their services solely as directors.

BOARD OF DIRECTORS

Each director holds office until the next annual meeting of stockholders, and until his successor is elected and qualified. The bylaws permit the Board of Directors to fill any vacancy and the new director may serve until the next annual meeting of stockholders and until his successor is elected and qualified. Officers are elected by the Board of Directors and their terms of office are at the discretion of the Board. There are no family relations among any current or proposed officers or directors of the Company.

Board and Committee Meetings; Director Independence

The Board of Directors held seven (7) meetings during the fiscal year ended May 31, 2008.  The Company currently has no formal policy regarding board members’ attendance at annual meetings of stockholders. The Company held no annual or special meetings of stockholders in the last fiscal year ended May 31, 2008.

As of the date of this Information Statement, the Company’s Board of Directors has not appointed an audit committee, nominating committee or compensation committee; however, the Company is not currently required to have such committees. Due to the early development stage of the Company and the lack of any independent members on the Board of Directors, the Company has determined that the functions ordinarily handled by such committees should be handled by the entire Board of Directors. The Board of Directors intends, however, to review our governance structure and institute board committees and charters as necessary and advisable in the future, to facilitate the management of our business.

The Company’s current Board of Directors has not determined that its current director qualifies as an “audit committee financial expert” as defined in Item 401(e) of Regulation S-B. The Board of Directors intends to identify an audit committee financial expert to serve the Company in that capacity and intends to add such a director to the board once identified.

To date no executive and/or director compensation has been paid by the Company.

As of the date of this Information Statement, the Company does not have any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. The Company believes that a specific nominating policy would be premature and of little assistance until the Company’s business operations develop to a more advanced level. The Company does not currently have any specific or minimum criteria for the election of nominees to the Board of Directors, and does not have any specific process or procedure for evaluating such nominees. The current Board of Directors assesses all candidates, whether submitted by management or shareholders, and makes recommendations for election or appointment.

The Board of Directors has determined that its current director does not qualify as independent and that upon the appointment of the proposed director, Mr. Jianguo Wang, and the resignation of Ms. Tiffany Walsh, the new director will not qualify as independent as Mr. Wang will also be the sole officer of the Company.

AUDIT COMMITTEE

As of the date of this Information Statement, the role of our audit committee is performed by our Board of Directors, which consists of our sole officer and director, Tiffany Walsh.

The sole director representing the audit committee is not deemed independent as she holds the officer positions of President, CEO, CFO, Secretary and Treasurer. The audit committee is responsible for: (i) selection and oversight of our independent accountant; (ii) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; (iii) establishing procedures for the confidential, anonymous submission by our employees of concerns regarding accounting and auditing matters; (iv) engaging outside advisors; and (v) funding for the outside auditory and any outside advisors engagement by the audit committee.

It is anticipated that the newly constituted Board of Directors will appoint Mr. Jianguo Wang to the audit committee upon the resignation of Ms. Tiffany Walsh, which is anticipated to result in there being a majority of interested directors on the audit committee.

AUDIT FEES

During the fiscal year ended May 31, 2008, the Company expects to incur approximately $20,000 in fees to its principal independent accountant for professional services rendered in connection with audit of the Company’s financial statements for fiscal year ended May 31, 2008 and for the review of the Company’s financial statements for the fiscal quarters ended August 31, 2007, November 30, 2007, and February 28, 2008.

FINANCIAL INFORMATION SYSTEMS DESIGN AND IMPLEMENTATION FEES

During fiscal year ended May 31, 2008, the Company did not incur any fees for professional services rendered by its principal independent accountant for certain information technology services which may include, but is not limited to, operating or supervising or managing the Company’s information or local area network or designing or implementing a hardware or software system that aggregate source data underlying the financial statements.

ALL OTHER FEES

The Company did not incur any other audit related fees for advice from its principal independent accountant during the fiscal year ended May 31, 2008.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act, as amended, requires the Company’s executive officers, directors and persons who beneficially own more than 10% of the Company’s Common Stock to file reports of their beneficial ownership and changes in ownership (Forms 3, 4 and 5, and any amendment thereto) with the SEC. Executive officers, directors, and greater-than-ten percent holders are required to furnish the Company with copies of all Section 16(a) forms they file.

Based solely upon a review of the Forms 3, 4, and 5 furnished to the Company for the fiscal year ended May 31, 2008, the Company has determined that the Company’s directors, officers, and greater than 10% beneficial owners were not required to file any reporting documents during the fiscal year ended May 31, 2008.

DATED: July 22, 2008

Buzz Media Ltd.

/s/ Jianguo Wang
Jianguo Wang
President, CEO, CFO, Secretary, Treasurer and Director